UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2022

286 Lenox Partners LLC

Regal 286 Lenox LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11632

Delaware	87-1060100
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Delaware (State or other jurisdiction of incorporation or organization)	84-3468296 (I.R.S. Employer identification No.)

330 5th Avenue, Suite 802 New York, New York (Address of principal executive offices)	10001 (Zip Code)

(646) 685-8778
Registrant’s telephone number, including area code

Units of LLC Interest

(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described elsewhere in this Semiannual Filing.

The following discussion and analysis are based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2022.

Overview

The Company was formed on June 8, 2020 and does not conduct any business activities except for administrative functions and activities relating to monitoring its 40.65% limited liability company interest (the “Interest”) in Regal 286 Lenox LLC (“OpCo”). The Company’s revenues consist solely of distributions received from OpCo relating to the Interest.

Liquidity and Capital Resources

The Company completed its offering of units of limited liability interest on March 29, 2022 and used the $1,783,250 of offering proceeds to acquire the Interest. As of the date of this Form 1-SA, the Company’s sole asset is the Interest.

As indicated in the financial statements included elsewhere in this Form 1-K, as of December 31, 2021, the Company assets consisted of $250 in cash.

Distributions

The following table shows the historical quarterly distributions made by OpCo to its sole member, 286 Regal Lenox Venture LLC. The distribution amounts below do not include distributions in relation to capital events, primarily the approximately $1.23 million in proceeds returned as capital as part of the Loan Agreement with the Lender.

Effective Date	3/31/2021	6/30/2021	9/30/2021	12/31/2021
Distribution Amount	$109,208	$109,208	$109,208	$-

OpCo has not declared any distributions for the first quarter ending March 31, 2022; however, a distribution of $54,604 was declared and paid in January 2022 for the fourth quarter of 2021. Pursuant the terms of the Contribution Agreement, OpCo distributed $1,673,327 of the proceeds paid to OpCo by the Company for the acquisition of the Interest to 286 Regal Lenox Venture LLC, OpCo’s sole member prior to the acquisition of the Interest, in April 2022.

Item 2.	Other Information

None

Item 3.	Financial Statements

286 Lenox Partners LLC

(A Delaware Limited Liability Company)

FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

286 Lenox Partners LLC

(A Delaware Limited Liability Company)

Table of Contents

June 30, 2022

F-1

286 Lenox Partners LLC

(A Delaware Limited Liability Company)

Balance Sheets

June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
	(Unaudited)

Assets:
Cash	$250	$250
Investment in Regal 286 Lenox LLC	1,623,085	-

Total assets	$1,623,335	$250

Members’ equity
Common Units; 7,134 and 1 unit issued and outstanding at
June 30, 2022 and December 31, 2021, respectively.	$1,623,335	$250

Total liabilities and members’ equity	$1,623,335	$250

See notes to financial statements.

F-2

286 Lenox Partners LLC

(A Delaware Limited Liability Company)

Unaudited Statements of Operations

For the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
	2022	2021
Revenues:	$-	$-

Expenses:	-	-

Other expenses:
Loss from Regal 286 Lenox LLC	(160,165)	-

Net loss	$(160,165)	$-

See notes to financial statements.

F-3

286 Lenox Partners LLC

(A Delaware Limited Liability Company)

Unaudited Statements of Members’ Equity

For the Six Months Ended June 30, 2022

Member’s equity- January 1, 2022	$250

Contributions	1,783,250

Net loss	(160,165)

Members’ equity - June 30, 2022	$1,623,335

See notes to financial statements.

F-4

286 Lenox Partners LLC

(A Delaware Limited Liability Company)

Unaudited Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(160,165)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Loss from Regal 286 Lenox LLC	160,165
Net cash used in operating activities	-	-

Cash flows from investing activities:
Investment in Regal 286 Lenox LLC	(1,783,250)	-

Cash flows from financing activities:
Contributions	1,783,250	250

Net increase in cash and restricted cash	-	250

Cash and restricted cash at beginning of period	250	-

Cash and restricted cash at end of period	$250	$250

See notes to financial statements.

F-5

286 Lenox Partners LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

NOTE 1 –	ORGANIZATION AND NATURE OF OPERATIONS

286 Lenox Partners LLC (the “Company”) was formed on June 8, 2020 as a Delaware limited liability company and is a partnership for U.S. federal income tax purposes. The Company was organized for the sole purpose of acquiring a membership interest in Regal 286 Lenox LLC, a Delaware limited liability company (“OpCo”). OpCo’s sole asset is a four-story with basement building, which is occupied by one retail and two office tenants. The Company is managed by Regal Capital Acquisitions LLC (the “Manager”), which is also the manager of OpCo (“OpCo Manager”).

The Company received its initial capital contribution on July 9, 2021. The Company filed an offering statement on September 9, 2021 on Form 1-A with the U.S. Securities and Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of limited liability company units (“Units”), for an initial offering price of $250.00 per Unit. As of December 31, 2021, the Company has issued one Unit to the Manager, for a purchase price of $250. On March 29, 2022, the Company issued 7,133 common units for proceeds of $1,783,250. The Company will remain in existence until liquidated in accordance with the terms of its Limited Liability Company Agreement (the “Operating Agreement”).

The Offering qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, or the Securities Act.

The Company’s fiscal year end is December 31.

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements and related notes of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could materially differ from those estimates.

Cash and Restricted Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

F-6

286 Lenox Partners LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment

Investee companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an Investee depends on an evaluation of several factors including, among others, representation on the Investee company’s board of directors and ownership level. Under the equity method of accounting, an Investee company’s accounts are not reflected within the Company’s balance sheets and statements of operations; however, the Company’s share of the earnings or losses of the Investee company are recorded.

When the Company’s carrying value in an equity method Investee company is reduced to zero, no further losses are recorded in the Company’s financial statements unless the Company guaranteed obligations of the Investee company or has committed additional funding. When the Investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Organizational and Offering Costs

Organizational and offering costs of the Company are being paid on behalf of the company by LEX Markets LLC (the “Placement Agent”). These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. The offering expenses also includes the distribution of Units, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing and qualification of the sale of shares under U.S. federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. OpCo has agreed to pay the Placement Agent a fee equal to 3% of the gross proceeds of the Units sold in the Offering.

This Offering is being made on a “best efforts” basis, which means that no one is committed to purchasing any shares in the Offering. OpCo has engaged the Placement Agent to act as the exclusive placement agent in connection with the Offering. The Placement Agent is not obligated to purchase any shares or sell a specific number of Units, but will use its commercially reasonable “best efforts” to solicit purchases of the Units.

F-7

286 Lenox Partners LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxable Income

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes dividends, interest (other than from a financial business), real property rents, gain from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income.

The Company intends to operate such that it will meet the Qualifying Income Exception in each taxable year and expects not to pay any U.S. federal income tax.

NOTE 3 –	INVESTMENT

The Company’s 40.65% interest in OpCo is accounted for under the equity method of accounting due to the fact that the Company has the ability to exercise significant influence. The Company records its share of losses from OpCo. The Company’s investment is carried at an amount different than the net assets of OpCo due to an initial basis adjustment between the net assets of the Company and the fair value of its net assets at the time of the Company’s investment.

The combined results of operations and financial position of the Company’s equity basis investment in OpCo are summarized below for the period ended June 30, 2022:

Condensed income statement information:
Revenues	$695,943
Expenses	$1,483,964
Net loss	$788,021

Condensed balance sheet information:
Total assets	$11,250,309
Total liabilities	$10,043,114
Members’ equity	$1,207,195

F-8

286 Lenox Partners LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 4 –	RELATED PARTY TRANSACTIONS

Management

Regal 286 Lenox Venture LLC, a Delaware limited liability company (“Lenox Venture”), was the sole member of OpCo as of June 30, 2022. The Manager, in addition to being OpCo Manager, is also the managing member of Lenox Venture. The Manager is 50% owned by TJDJ. C. LLC, a Delaware limited liability company wholly-owned by Joey Cohen, and 50% owned by AKE Smith LLC, a Delaware limited liability company wholly-owned by Alexander Smith.

The Company is organized as a limited liability company that does not have a board of directors. The Manager performs the function of a board of directors. Pursuant to the Operating Agreement, the Manager will have complete and exclusive discretion in the management and control of the Company’s affairs and business, subject to the requirement to obtain consent for certain actions, and shall possess all powers necessary, convenient or appropriate to carrying out the Company’s purposes and business, including doing all things and taking all actions necessary to carry out the terms and provisions of each of the foregoing agreements.

The Manager will not receive any compensation for its services as the managing member of the Company. However, the day-to-day operations of the building are managed by Regal Property Management LLC (the “Property Manager”), a related party affiliated to the Manager, pursuant to the terms of a management agreement between OpCo and the Property Manager. The annual management fee payable to the Property Manager under this agreement is 3% of annual gross income of OpCo, as provided.

NOTE 5 –	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 29, 2022, the date the financial statements were available to be issued.

The Company declared a cash distribution of $1.92 per Unit of the Company’s limited liability company interests. The distribution was paid on August 2, 2022 to holders of record on July 26, 2022.

F-9

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

F-10

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Table of Contents

June 30, 2022

F-11

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Balance Sheets

June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
	(Unaudited)
Assets:
Real estate, net	$9,212,348	$9,334,501
Cash	183,192	117,207
Security Deposits	425,262	300,522
Prepaid expenses and other assets	147,021	58,324
Accounts receivable	-	24,838
Deferred rent receivable	265,538	213,898
Origination value of acquired leases, net	1,016,948	1,088,177

Total assets	$11,250,309	$11,137,467

Liabilities and members’ equity

Liabilities:
Mortgage note payable, net	$6,703,856	$6,737,828
Accounts payable, accrued expenses and other liabilities	186,814	99,049
Deferred ground lease payable	1,890,211	1,497,536
Accrued interest	17,792	13,727
Security deposits payable	425,209	425,209
Derivative liability	540,458	149,035
Acquired unfavorable ground lease	278,774	280,272

Total liabilities	10,043,114	9,202,656

Commitments and contingencies

Members’ equity	1,207,195	1,934,811

Total liabilities and members’ equity	$11,250,309	$11,137,467

See notes to financial statements.

F-12

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Unaudited Statements of Operations

For the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
	2022	2021
Revenues:
Rental income	$665,956	$665,346
Unrealized gain on interest rate swap	-	126,912
Tenant reimbursement income	24,521	12,835
Other income	5,466	96

Total revenues	695,943	805,189

Expenses:
Ground lease	631,176	631,176
Unrealized loss on interest rate swap	391,424	-
Depreciation and amortization	193,382	193,382
Interest expense	93,089	90,165
Professional fees	58,273	27,154
Repairs and maintenance	37,024	30,487
Property taxes	36,789	38,718
Management fees	19,932	17,294
Utilities	14,078	30,000
Insurance	6,684	5,570
General and administrative expenses	2,113	17,651

Total expenses	1,483,964	1,081,597

Net loss	$(788,021)	$(276,408)

See notes to financial statements.

F-13

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Unaudited Statements of Members’ Equity

For the Six Months Ended June 30, 2022

Member’s equity - January 1, 2022	$1,934,811

Contributions	1,783,250

Distributions	(1,722,845)

Net loss	(788,021)

Members’ equity - June 30, 2022	$1,207,195

See notes to financial statements.

F-14

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Unaudited Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(788,021)	$(276,408)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	193,382	193,382
Amortization of acquired unfavorable ground lease	(1,498)	(1,498)
Amortization of loan financing fees	8,926	8,926
Unrealized loss (gain) on interest rate swap	391,423	(126,912)
Deferred rent receivable	(51,640)	(58,587)
Deferred ground lease payable	392,675	422,674
Change in operating assets and liabilities:
Accounts receivable	24,838	(12,835)
Prepaid expenses	(97,623)	49,971
Accounts payable, accrued expenses and other liabilities	87,765	(9,949)
Investors payable	-	(173,550)
Accrued interest	4,065	9,441
Net cash provided by operating activities	164,292	24,655

Cash flows from financing activities:
Principal payments on mortgage note payable	(33,972)	(86,422)
Payments for related party note payable	-	(850,000)
Contributions	1,783,250	-
Distributions	(1,722,845)	(1,342,882)
Net cash provided by (used in) financing activities	26,433	(2,279,304)

Net increase (decrease) in cash and restricted cash	190,725	(2,254,649)

Cash and restricted cash at beginning of period	417,729	2,803,976

Cash and restricted cash at end of period	$608,454	$549,327

Supplemental disclosures of cash flows information:
Cash paid for interest	$80,097	$68,391

Supplemental disclosures of non-cash financing activities:
Accrued distributions	$-	$109,208
Contribution receivable	$-	$3,000

See notes to financial statements.

F-15

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

NOTE 1 –	ORGANIZATION AND NATURE OF OPERATIONS

Regal 286 Lenox LLC (the “Company”) was formed on November 15, 2019 as a Delaware limited liability company. The term of the Company shall continue indefinitely, unless the Company is earlier dissolved by the occurrence of events more fully described in the limited liability company agreement (the “LLC Agreement”).

The purpose of the Company is to acquire and operate a mixed-use commercial building located at 286 Lenox Avenue, New York, New York (the “Property”). The Property is a four-story with basement building, which is occupied by one retail and two office tenants. The Property was acquired on March 13, 2020 (Commencement of Operations) and is subject to a ground lease that expires on July 30, 2115.

On March 29, 2022, 286 Lenox Partners LLC (“286 Lenox”) acquired a 40.65% interest in the Company for a contribution of $1,783,250. Income, losses and distributions from the Company are allocated 100% to Regal 286 Lenox Venture LLC (the “Member”) and 286 Lenox in accordance with the LLC Agreement. Regal Capital Acquisitions LLC (“RCA”) is the manager of the Member, which also acts as the manager of the Company.

A member of a limited liability company is not liable for debts, obligations, or other liabilities of the limited liability company by reason of being such a member.

The Company’s operations and financial performance are subject to certain business risks and uncertainties that include changes in economic conditions, rapid changes in the real estate market, and competition for mixed-use commercial buildings in the local marketplace, among others.

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Application of these estimates and assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from those estimates.

Cash and Restricted Cash

At various times during the year, the Company has maintained cash balances in excess of federally insured limits. The Company believes it mitigates this risk by banking with major financial institutions.

F-16

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Restricted Cash (Continued)

Restricted cash consists of monies restricted for the benefit of the Company’s lender under the terms of the debt agreements.

The following table provides a reconciliation of cash and restricted cash within the balance sheets to the sum of the corresponding amounts within the statements of cash flows reported:

	June 30, 2022	December 31, 2021	December 31, 2020
Cash	$183,192	$117,207	$395,117
Security deposits	425,262	300,522	425,209
Restricted cash	-	-	1,983,650
Cash and restricted cash	$608,454	$417,729	$2,803,976

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written-off through a charge to the allowance and a credit to accounts receivable. At June 30, 2022 and December 31, 2021, the Company considers accounts receivable to be fully collectible.

Accounting for Real Estate

Real estate is carried at cost less accumulated depreciation. Leasehold improvements is stated at cost and is depreciated on a straight-line basis over an estimated useful life of 40 years. On a continuous basis, management assesses whether there are any indicators, including property operating performance, changes in anticipated holding period and general market conditions, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. A property value is considered impaired only if management’s estimate of current and projected operating cash flows (undiscounted and unleveraged) of the Property over its remaining hold period is less than the net carrying value of the Property. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors.

F-17

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for Real Estate (Continued)

To the extent impairment has occurred, the carrying value of the Property would be adjusted to an amount to reflect the estimated fair value of the Property. The Company’s estimates could differ materially from actual results. The Company did not recognize any impairment losses on real estate during the six months ended June 30, 2022 and year ended December 31, 2021.

Acquisitions of real estate not meeting the definition of a business are accounted for as asset acquisitions and the purchase price and direct acquisition costs are allocated among the identified components based on their relative fair values at the date of acquisition. The Company allocates the purchase price of acquired real estate to the acquired tangible assets, consisting of leasehold improvements and identified intangible assets and liabilities, consisting of other value of in-place leases and value of unfavorable ground lease.

In allocating the purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases is estimated based on the present value of the difference between the contractual amounts, including fixed-rate, below-market lease renewal options, to be paid pursuant to the leases and management’s estimate of the market lease rates and other lease provisions (i.e., expense recapture, base rental changes, etc.) measured over a period equal to the estimated remaining term of the lease. The unfavorable ground lease is amortized over the life of the ground lease and recorded as a reduction to ground lease expense.

In determining the value of in-place leases, management considers current market conditions and costs to execute similar leases in arriving at an estimate of the carrying costs during the expected lease-up period from vacant to existing occupancy. In estimating carrying costs, management includes real estate taxes, insurance, other operating expenses, estimates of lost rental revenue during the expected lease-up periods and costs to execute similar leases including leasing commissions, legal and other related costs based on current market demand. The value assigned to in-place leases and tenant relationships is amortized over the estimated remaining term of the leases. If a lease were to be terminated prior to its scheduled expiration, all unamortized costs relating to that lease would be written off.

Deferred Costs

The Company defers costs incurred associated with the issuance of its debt obligations. Deferred financing costs are presented as deductions from the carrying value of the related debt obligation in the balance sheet and are amortized as a component of interest expense using the straight-line method, which approximates the effective interest method, over the terms of the respective financing agreements.

F-18

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company’s revenues are primarily derived from rental income earned under operating leases with tenants, which fall under the scope of Leases (Topic 840). The Company recognizes the effects of any scheduled rent increases, rent abatements and prepayments on a straight-line basis over the term of the lease. This requires that rental income be recognized in equal annual amounts over the term of the lease. Deferred rent receivable represents the cumulative effect of straight-lining leases and is computed as the difference between income accrued on a straight-line basis and contractual rental payments.

Reimbursement Income

Leases provide for reimbursement to the Company of real estate taxes, which are recognized as earned. The Company plans to elect the lessor practical expedient upon the effective date of Accounting Standards Update (“ASU”) 2016-02. Under this expedient the Company anticipates combining the lease components and non-lease components and, as such, will account for the combined components under ASU 2016-02.

Income Taxes

No provision or benefit for income tax has been included in these financial statements because taxable income or loss passes through to, and is reportable by, the member.

The tax positions of the Company are assessed to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit with a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company has assessed the federal and state tax positions and has concluded that there are no material uncertain tax liabilities to be recognized or disclosed.

F-19

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for Derivative Instruments and Hedging Activities

The Company recognizes all derivative instruments as either assets or liabilities on the balance sheet and measures these instruments at fair value, which permits the Company to designate derivative instruments as being used to hedge changes in fair value or changes in cash flows. As of June 30, 2022 and December 31, 2021, no hedge designation was specified for the Company’s interest rate swap. The interest rate swap is used to manage the Company’s exposure to interest rate volatility. The Company does not enter into derivative contracts for trading or speculative purposes and enters into contracts with major financial institutions, in good standing. The fair value of the interest rate swap was valued using quotes received from the existing counterparty. The fair value of the derivative instrument is recorded in liabilities on the balance sheet and changes in fair value are recorded on the statements of operations.

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets
●	Quoted prices for identical or similar assets or liabilities in inactive markets
●	Inputs other than quoted prices that are observable for the asset or liability
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

F-20

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

New Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, as amended, Leases (Topic 842). ASU 2016-02 requires all lessees to record a lease liability at lease inception, with a corresponding right of use asset, except for short-term leases. Lessor accounting will not be fundamentally changed. Additionally, ASU 2016-02 requires that the Company capitalize, as initial direct costs, only those costs that are incurred due to the execution of a lease. ASU 2016-02 is effective for the Company’s financial statements for the year ending December 31, 2022. The Company is currently evaluating the impact of Topic 842 on its financial statements.

NOTE 3 –	REAL ESTATE

On March 13, 2020, the Company acquired the Property for a purchase price of $10,200,000 plus closing costs of $629,990. The table below summarizes the allocation of the purchase price and capitalized acquisition costs of the Property:

Amount
Leasehold improvements	$9,772,215
Origination value of acquired leases	1,343,415
Acquired unfavorable ground leases	(285,640)

Total	$10,829,990

F-21

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 3 –	REAL ESTATE (Continued)

Real estate, net consisted of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Leasehold improvements	$9,772,214	$9,772,215
Less accumulated depreciation	(559,866)	(437,714)

Real estate, net	$9,212,348	$9,334,501

Depreciation expense for the six months ended June 30, 2022 and 2021 was $122,153.

NOTE 4 –	MORTGAGE NOTE PAYABLE

On March 13, 2020, the Company entered into a loan agreement with Republic First Bank whereby it borrowed $7,000,000 at an interest rate of 3.75% per annum calculated on a 360-day year through April 1, 2025 (the “Mortgage”). The Mortgage was interest only, and was secured by the Property. The Mortgage was fully paid on December 31, 2020.

On December 31, 2020, the Company entered into a new loan agreement with TD Bank whereby it borrowed $7,000,000 at an interest rate equal to the sum of the one-month London Interbank Offered Rate (“LIBOR”) plus 1.8% (the “New Mortgage”). The New Mortgage is secured by the Property and requires interest and principal payments on the tenth day of each month. The principal balance, along with unpaid interest, is due on January 10, 2026. The New Mortgage requires the Company to maintain a loan-to-value ratio of 62% and a debt yield of (i) 8.75% up to and including December 31, 2021 and (ii) 9.00% thereafter, calculated annually as of December 31 of each year, as defined by the New Mortgage. Interest expense related to the New Mortgage amounted to $84,162 and $81,239 for the six months ended June 30, 2022 and 2021, respectively. At June 30, 2022 and December 31, 2021, $17,792 and $13,737 of accrued interest and prepaid interest, respectively, was included in accrued interest and prepaid expenses, respectively, on the balance sheets.

The New Mortgage is guaranteed by related parties of the Company for the Guaranteed Obligations, as defined.

F-22

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 4 –	MORTGAGE NOTE PAYABLE (Continued)

The Company purchased a derivative financial instrument (the “Swap”) effective December 31, 2020, to reduce its exposure to changes in the variable interest rate of the New Mortgage. The Swap has an original notional value of $7,000,000 and will expire on January 10, 2026. Under the terms of the Swap, the Company will be charged for the incremental interest cost should the LIBOR be less than 0.541 percent and reimbursed for the incremental interest cost should the LIBOR exceed 0.541 percent. As of June 30, 2022 and December 31, 2021, the fair value of the interest rate swap liability was $540,458 and $149,035, respectively. The change in the fair value of the interest rate swap has been recorded as unrealized loss on interest rate swap and is included on the accompanying statements of operations. The Company is subject to certain credit risks should the counterparty not perform under the agreement. The total credit risk to the Company is the replacement cost of the interest rate swap at current market interest rates.

The annual estimated principal payments required by the New Mortgage for each of the next five years and in the aggregate thereafter are as follows:

As of June 30, 2022,	Amount
2022 (remainder of the year)	$106,525
2023	217,323
2024	222,117
2025	227,867
2026	5,930,024

$6,703,856

The components of deferred financing costs as of June 30, 2022 and December 31, 2021 are summarized as follows and are presented as deductions from the mortgage note payable:

	June 30, 2022	December 31, 2021
Deferred financing costs	$89,480	$89,480
Less accumulated amortization	(26,779)	(17,748)

Deferred financing costs, net	$62,701	$71,732

Amortization expense for the six months ended June 30, 2022 and 2021 was $8,926.

F-23

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 5 –	GROUND LEASE COMMITMENT

The Property is subject to an existing ground lease agreement expiring on July 30, 2115. As of June 30, 2022, the terms of the lease require minimum annual payments for the next five years and thereafter as follows:

As of June 30, 2022,	Amount
2022 (remainder of the year)	$240,000
2023	480,000
2024	480,000
2025	480,000
2026	480,000
Thereafter	116,965,066

$119,673,066

The Company is required to pay all taxes, assessments, water and sewer, utility charges, and other amounts, which can be assessed, levied, confirmed, imposed upon or become a lien on the Property.

NOTE 6 –	IDENTIFIED INTANGIBLE ASSETS AND LIABILITIES

The origination value of acquired leases are amortized on a straight-line basis over the remaining terms of the leases, or 113 to 118 months.

Origination value of acquired leases

	June 30, 2022	December 31, 2021
Origination value of acquired leases	$1,343,415	$1,343,415
Accumulated amortization	(326,467)	(255,238)

Net	$1,016,948	$1,088,177

F-24

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 6 –	IDENTIFIED INTANGIBLE ASSETS AND LIABILITIES (Continued)

Amortization of origination value of acquired leases resulted in an increase in depreciation and amortization expense of $71,229 for the six months ended June 30, 2022 and 2021. The estimated annual amortization of origination value of acquired leases for each of the five succeeding years is as follows:

Year	Amount
2022 (remainder of the year)	$71,229
2023	142,458
2024	142,458
2025	142,458
2026	142,458
Thereafter	375,887
$1,016,948

The acquired unfavorable ground lease is amortized on a straight-line basis over the remaining term of the lease.

Unfavorable ground lease

	June 30, 2022	December 31, 2021
Acquired unfavorable ground lease	$(285,640)	$(285,640)
Accumulated amortization	6,866	5,368

Net	$(278,774)	$(280,272)

Amortization of acquired unfavorable ground lease resulted in a decrease in ground lease expense of $1,498 for the six months ended June 30, 2022 and 2021. The estimated annual amortization of acquired unfavorable ground lease for each of the five succeeding years is as follows:

Year	Amount
2022 (remainder of the year)	$(1,498)
2023	(2,996)
2024	(2,996)
2025	(2,996)
2026	(2,996)
Thereafter	(265,292)
$(278,774)

F-25

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 7 –	LEASES

Future minimum rentals to be received under non-cancelable operating leases in effect at June 30, 2022 for each of the succeeding five years and thereafter are as follows:

Year ending December 31,
2022 (remainder of the year)	$616,216
2023	1,229,476
2024	1,242,795
2025	1,286,084
2026	1,395,154
Thereafter	5,322,524
$9,862,773

The preceding future minimum rental payments do not include option or renewal periods.

The property was 100% occupied by three tenants, which accounted for 45%, 37% and 18%, respectively, of rental revenue during the six months ended June 30, 2022 and 2021, all of which have leases terminating in 2029.

NOTE 8 –	FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table sets forth by level, within the fair value hierarchy, the Company’s liabilities and assets at fair value as of June 30, 2022 and December 31, 2021:

	June 30, 2022
	Level 1	Level 2	Level 3	Total
Interest rate derivative asset	$-	$57,109	$-	$57,109

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Interest rate derivative liability	$-	$(149,035)	$-	$(149,035)

NOTE 9 –	RELATED PARTY TRANSACTIONS

Acquisition Fees

RCA earned an acquisition fee equal to 2% of the Property’s purchase price which amounted to $204,000. The acquisition fee was included in acquisition costs and allocated to acquired tangible and intangible assets and liabilities (Note 3).

F-26

Regal 286 Lenox LLC

(A Delaware Limited Liability Company)

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

(Continued)

NOTE 9 –	RELATED PARTY TRANSACTIONS (Continued)

Property Management Fees

The Company engaged Regal Property Management LLC (“Regal”), a related party affiliated through certain members, as operator and manager of the Property. Commencing March 13, 2020, Regal earns a management fee equal to three percent of annual gross income, as provided. For the six months ended June 30, 2022 and 2021, the Company incurred management fees of $19,932 and $17,294, respectively. Unpaid management fees amounted to $6,164 and 6,111 as of June 30, 2022 and December 31, 2021 and are included in accounts payable, accrued expenses and other liabilities on the balance sheets.

Note Payable

On March 13, 2020, the Company entered into an interest-free loan agreement with Elyahu Cohen, a related party through Regal, whereby it borrowed $850,000 maturing on April 1, 2025 (the “Related Party Loan”). The Related Party Loan was held in Republic First Bank in accordance with certain cash collateral agreement. The Related Party Loan was paid off in January 2021.

NOTE 10 –	COMMITMENTS AND CONTINGENCIES

The extent of the impact of the coronavirus (“COVID-19”) outbreak on the operational and financial performance of the Company’s real estate will depend on future developments, including the duration of the outbreak and the impact of COVID-19 on the financial markets and the overall economy as well as on the overall demand for leased space, including retail establishments, all of which are still highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to remain impacted for an extended period, the Company’s results may be materially adversely affected. As of the date of this report, COVID-19 has not had a material impact to the Company’s operations or financial performance as the Company has not experienced any material tenant defaults, early terminations or collection issues, however, any future impacts of COVID-19 are highly uncertain and cannot be predicted.

NOTE 11 –	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 29, 2022 the date the financial statements were available to be issued.

The Company declared a cash distribution of $44,782 on July 15, 2022, which was paid on August 2, 2022.

F-27

Item 4.	Exhibits

Exhibit Number	Description
2.1	Certificate of Formation for Regal 286 Lenox LLC
2.2	Certificate of Formation for 286 Lenox Partners LLC
2.3	Form of Second Amended and Restated Operating Agreement for 286 Lenox Partners LLC
2.4	Form of Amended and Restated Operating Agreement for Regal 286 Lenox LLC
4.1	Form of Subscription Agreement
6.1	Form of Contribution Agreement
6.2	Form of Issuer Servicing Agreement
6.3	Form of Escrow Agreement
6.4	Child Mind Institute Lease
6.5	Visiting Nurse Services Lease
6.6	Wells Fargo Lease

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on September 30, 2022.

286 LENOX PARTNERS LLC

By:	/s/ Alexander Smith
Name:	Alexander Smith
Title:	Manager

REGAL 286 LENOX LLC

By:	/s/ Alexander Smith
Name:	Alexander Smith
Title:	Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alexander Smith	Manager	September 30, 2022
Alexander Smith	(Principal Executive Officer and Principal Financial Officer)